(b)(i)

AMENDMENT

TO THE SECOND AMENDED AND RESTATED BY-LAWS OF

ING VARIABLE FUNDS

On March 11, 2010, the Board of Trustees adopted the following amendment to the Second Amended and Restated By-Laws of ING Variable Funds. The amendment reflects that the retirement policy of ING Variable Funds may be suspended at any time by the affirmative vote of a majority of all of the non-interested Trustees. Accordingly, the Second Amended and Restated By-Laws of ING Variable Funds are hereby amended to revise Section 7 of ARTICLE II to read as follows:

Section 7.        Retirement Policy.  Each member of the Board of Trustees who is not an “interested person” of any fund the Trust, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, (each a “non-interested Trustee”) shall be subject to mandatory retirement as of the later of (i) the March 31 next occurring after he or she attains the age of 72 and (ii) the date a successor Trustee, if any, is elected or appointed to the Board, except that each current non-interested Trustee that was a Trustee as of March 31, 2002, may, upon the vote of a majority of the other non-interested Trustees, be granted up to three one-year extensions commencing as of March 31 next occurring after he or she attains the age of 72. Notwithstanding any provision in the Declaration of Trust or these By-Laws, (i) any amendment to this Article II, Section 7 shall be effective only upon the affirmative vote of a majority of all non-interested Trustees, and (ii) the provisions of this Article II, Section 7 may be suspended at any time by the affirmative vote of a majority of all non-interested Trustees.